September 4, 2008

Via EDGAR Transmission

Ms. Song P. Brandon

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cypress Semiconductor Corporation Schedule TO-I filed August 22, 2008 Schedule TO-I/A filed August 28, 2008 SEC File No. 005-38059

Dear Ms. Brandon:

On behalf of Cypress Semiconductor Corporation (“Cypress” or the “Company”), we are electronically transmitting a copy of the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to T.J. Rodgers, dated September 2, 2008.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All the responses set forth herein have been reviewed and approved by the Company. In addition, we have attached for your reference a marked copy of the changed pages of the applicable offer documents. We are also concurrently filing an amendment to the Company’s Schedule TO-I that reflects the changes discussed in this letter.

Schedule TO-I

1.	As you are aware, the global exemptive order issued in connection with option exchange offers (March 21, 2001) applies to offers where (i) the subject security is an option; (ii) the exchange offer is conducted for compensatory reasons; and (iii) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered will also be issued under such an employee benefit plan. We assume you are attempting to rely on that order, since you are limiting participation in this exchange offer to employees who tender 100 or more outstanding restricted stock units. Please provide an analysis supplementally as to why you believe your offer conforms to the conditions applicable for reliance on the global exemptive order. If you are not attempting to rely upon the global exemptive order, please provide us with a legal analysis explaining why you believe your offer is consistent with the requirements of Rule 13e-4(f)(8)(i), requiring that the offer be made to all holders of the class of securities subject to the tender offer.

The Company respectfully advises the Staff that it believes that the conditions set forth in the Commission’s March 21, 2001 Exemptive Letter regarding Issuer Exchange Offers Conducted for Compensatory Purposes (the “Exemptive Order”) have all been satisfied. The Exemptive Order specifies that Rule 13e-4(f)(8)(i) will not apply to issuer tender offers that satisfy the following conditions (the conditions are set forth in bold and the Company’s compliance with each condition is detailed immediately following):

(i) the subject security is an option;

Although the Exemptive Order specifically refers to an exchange of stock options, the Company respectfully submits that the same reasoning that permits an exchange of stock options (subject to satisfying the conditions described in the Exemptive Order) should permit the exchange of other forms of equity awards (subject to satisfying the conditions described in the Exemptive Order). In particular, a restricted stock unit essentially shares all of the characteristics of an option other than an exercise price, as a restricted stock unit, like an option, represents the right to receive shares of stock in the future upon the satisfaction of vesting conditions.

(ii) the exchange offer is conducted for compensatory reasons;

As detailed in the Offer to Exchange Restricted Stock Units for Restricted Stock, dated August 22, 2008, and the Amended Offer to Exchange Restricted Stock Units for Restricted Stock, dated August 28, 2008 (collectively, the “Offer to Exchange”), and as further discussed below, the offer is being conducted for the compensatory purpose of permitting the participants to accelerate the measurement and recognition of the participant’s taxes to the grant date of the restricted stock.

The restricted stock unit grants that are eligible for exchange in the offer are those grants of restricted stock units that cover 100 or more outstanding restricted stock units. If a particular restricted stock unit grant covers less than 100 outstanding restricted stock units, the restricted stock units subject to that particular restricted stock unit grant are not eligible restricted stock units and are not eligible for exchange in this offer.

The main compensatory purpose of this offer is to permit the participants to accelerate the measurement and recognition of the participant’s taxes to the grant date of the restricted stock by accepting the offer and filing an 83(b) election with the United States Internal Revenue Service. Depending on the individual’s personal circumstances and the subsequent performance of Cypress, participating in the offer and filing an 83(b) election carries a number of risks that are discussed in the Offer to Exchange.

Consistent with this compensatory purpose, the eligible restricted stock unit grants are limited to grants of 100 or more outstanding restricted stock units. If an individual exchanged a restricted stock unit grant of less than 100 outstanding restricted stock units, the potential benefit to such individual of accelerating the measurement and recognition of the participant’s taxes would be limited, either because the individual may be in a low tax bracket or because the number of exchanged restricted stock units would be so low as to limit the potential tax benefit. A limited potential tax benefit would contradict the compensatory purpose of the offer.

For example, if an individual is taxed at a 25% federal rate for ordinary income and the applicable federal capital gains tax rate is raised to 20% in 2009, the individual will recognize only modest tax savings by virtue of a capital gains differential. This would essentially defeat the compensatory purpose of the offer. Because grants of less than 100 restricted stock units are typically granted to lower level employees or service providers, the Company believes that such employees or service providers are more likely to fall into the lower federal tax brackets and the compensatory purposes of this offer would be limited for these individuals.

Additionally, an individual who exchanges a restricted stock unit grant with less than 100 outstanding restricted stock units will receive little compensatory benefit from participating in this offer. For example, assume an individual held a restricted stock unit grant covering 25 restricted stock units. If the grant were eligible to be exchanged, the participant would receive 25 shares of restricted stock. Assuming that on the restricted stock unit grant the fair market value of a share of the Company’s common stock is $30.00, and assuming the individual was subject to a 35% federal ordinary income tax rate, if the individual chooses to file an 83(b) election, he or she would owe taxes of $262.50. Assuming the individual holds the shares for one year and one day and sells them when the shares are worth $35.00 per share, the individual would have paid $18.75 in long term capital gains (assuming a federal capital gains rate of 15% on the $125 increase of the value of the shares). In this example, if the individual was permitted to participate in the offer as to his or her 25 shares, timely filed an 83(b) election and sold the shares when they were worth $35.00, the individual would have a total tax obligation of $281.25 (the $262.50 owed at the time of the filing of the 83(b) election and the $18.75 in long term capital gains). If the individual was not permitted to participate and instead sold the shares subject to the restricted stock units when they were worth $35.00, he or she would owe taxes of $306.25 (35% of the $875 in taxable income received upon the sale of the shares). Thus, the maximum tax savings an individual in this example could receive is $25. Given the limited potential tax savings, the Company feels that allowing an individual with less than 100 restricted stock units to participate in the offer would not satisfy the compensatory purposes of the offer.

(iii) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered will also be issued under such an employee benefit plan.

Cypress is eligible to use Form S-8. All shares subject to the restricted stock units subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and all securities offered will also be issued under such an employee benefit plan.

Eligibility, page 35

2.	Please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. In that regard, the condition requiring that employees must be employed or provide services to you or a successor for three business days after the forfeiture date does not appear to comply with that requirement. Please revise your disclosure accordingly.

The Company respectfully advises the Staff that it has revised the Offer to Exchange at pages i, 2, 4, 9, 35 and 39 to provide that an individual must be employed or provide services to the Company as of the expiration of the offer, and that for administrative purposes, the grant of the restricted stock will be made three business days after the expiration of the offer.

Withdrawal rights and change of election, page 38

3.	You indicate that tendered stock units may be withdrawn at any time before the expiration date. Please revise this section to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii).

The Company respectfully advises the Staff that it has revised the Offer to Exchange at pages 13, 37 and 38 to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii).

Conditions of the offer, page 40

4.	You indicate that if the board of directors does not set a record date for the spin-off of its Sunpower shares, you may postpone or terminate the tender offer. While Cypress may permissibly condition this offer on any number of objective conditions outside of its control, reserving the right to postpone or terminate the offering based on the board’s inaction appears to impermissbly render the offer illusory. Please revise or tell us how the condition does not make the offer illusory.

The Company respectfully advises the Staff that it has revised the Offer to Exchange at page 41 to disclose that ten business days before the end of the exchange offer (as it may be extended from time to time), it will either waive its right to postpone or, if the board of directors has not set a record date for the spin-off, announce that the offer will be terminated at its expiration date.

The Company has confirmed to us its understanding that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. The Company anticipates completing the offer described in the Schedule TO-I on the final day that participants can tender their restricted stock units, September 25, 2008. We therefore respectfully request that if the Staff has any additional questions or comments, please direct them to either myself or my colleague, Roger Stern, as soon as possible. I can be reached at (415) 706-0800 and Roger can be reached at (650) 320-4818. Our fax number is (650) 493-6811.

Sincerely,

/s/ Todd Cleary
Todd Cleary

cc:	Cypress Semiconductor Corporation

T.J. Rodgers

Brad W. Buss

Wilson Sonsini Goodrich & Rosati, P.C.

Larry Sonsini

Roger Stern